[Letterhead of the Arnold & Porter Kaye Scholer LLP]

April 3, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Tom Kluck Special Counsel Office of International Corporate Finance

Re:	Republic of Panama Registration Statement Under Schedule B File Number 333-223218

Ladies and Gentleman:

On behalf of the Republic of Panama (the “Republic”), we hereby request that the Republic’s Registration Statement (File No. 333-223218) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on February 26, 2018, be declared effective at 2:00 p.m. on Wednesday, April 4, or as soon thereafter as practicable.

Very truly yours,

/s/ Eli Whitney Debevoise II

Eli Whitney Debevoise II